Filed by Sensar Corporation
                                                  Pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended
                                             Subject Company: Sensar Corporation
                                                   Commission File No. 333-34298

                               Sensar Corporation
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FOR IMMEDIATE RELEASE                           Contact:      Investor Relations
                                                              Sensar Corporation
                                                              Ph. (801) 350-0587
                                                              Fax (801) 350-0825




SENSAR ANNOUNCES NASDAQ UPDATE

December 4, 2000 - Sensar Corporation (Nasdaq: SCII) announced today that representatives of both Sensar and Net2Wireless met with the staff of NASDAQ in Washington D.C. in an attempt to resolve the concerns of Nasdaq outlined in a prior press release dated November 22, 2000. A variety of potential proposals were presented to Nasdaq both at the meeting and subsequently.

After close of market on Friday December 1, Nasdaq informed the Company that none of the proposed resolutions would be acceptable. Consequently, Nasdaq has informed the Company that if the proposed merger with Net2Wireless proceeds it will deny the new listing application and immediately bring delisting proceedings.

If Nasdaq does bring delisting proceedings, the Company intends to seek a hearing and to reintroduce its proposals to the hearing panel. However if the Company is unsuccessful, there may not be a public trading market available for the stock of the combined company subsequent to the merger, other than potentially the "pink sheets".

This press release discloses a new development with respect to the proposed merger between Sensar Corporation and Net2Wireless. This press release is not, and is not intended to be a proxy solicitation. Furthermore, this press release is not, and is not intended to be, an offer of any securities for sale. For a discussion of the contingencies and uncertainties relating to the merger of Sensar Corporation and Net2Wireless to which some of the information concerning future events is subject, please refer to Sensar's report on Form 10-K for December 31, 2000, and its current filing on Form S-4. Sensar and Net2Wireless have mailed a Proxy Statement/Prospectus to stockholders of Sensar and Net2Wireless containing information about the merger. Investors are urged to read the registration statement on Form S-4 and all subsequent amendments or other filings by Sensar Corporation and the Proxy Statement/Prospectus because they contain important information about Sensar, Net2Wireless and the merger. These documents can be obtained for free at the Commissions web site at http://www.sec.gov or by requesting a copy from Sensar Corporation, 50 West Broadway, Suite 501, Salt Lake City, Utah 84101.